EXHIBIT 2 TO SCHEDULE 13D

                            AMENDMENT No. 1
                            with respect to
                                WARRANT
      TO PURCHASE COMMON STOCK OF AFFINITY FINANCIAL GROUP, INC.

     This Amendment No. 1 is executed with respect to that certain Warrant to Purchase Common Stock of Affinity Financial Group, Inc. (now known as Affinity Technology Group, Inc.) (the "Warrant") held by Carolina First Corporation, a South Carolina corporation ("Warrant Holder" or, with its successors and assigns, "holder"), which Warrant entitled Warrant Holder to purchase 62,890 shares of Common Stock of Affinity Technology Group, Inc., a Delaware corporation (the "Company") in accordance with the terms thereof.

     WHEREAS, Warrant Holder has exercised its rights to receive 7,500 shares of the total 62,890 shares issuable pursuant to the Warrant;

     WHEREAS the Company has issued to Warrant Holder such 7,500 shares;

     WHEREAS the Company and Warrant Holder desire to amend the Warrant to reflect that it currently represents the right to receive 55,390 shares of Company Common Stock;

     NOW, THEREFORE, the Warrant Holder hereby amends the Warrant as follows:

     As a result of the partial exercise of the Warrant with respect to 7,500 shares, the Warrant is hereby amended to state that the shares of Company Common Stock issuable thereunder is changed from 62,890 shares to 55,390 shares. The Warrant is otherwise unchanged and remains in full force and effect.

     IN WITNESS WHEREOF, the Company has caused this Amendment No. 1 to be signed in its name by its President and its corporate seal to be impressed hereon and attested by its Secretary.


                                AFFINITY TECHNOLOGY GROUP, INC.


December 28, 1995               By: /s/
                                    Jeff A. Norris, Chief Executive Officer

[CORPORATE SEAL]
Attest:

/s/
Secretary



CONSENT AND AGREE:

 /s/
Carolina First Corporation
William S. Hummers III


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